UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 16, 2020, announcing the Company’s dividend and earnings report for the third quarter of 2020.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 17, 2020	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report for the 3rd quarter – 2020 as a whole is expected to be a very good year for NAT

November 16, 2020

Highlights:

1	The average Time Charter Equivalent (TCE) for our trading fleet during the third quarter was $25,000 per day per ship. In perspective, this is the best third quarter TCE result for many years.

2
As 2020 draws to a close, we see far less uncertainty in the market place.
Asia is recovering strongly, the US election season is over and a vaccine for Covid-19 may be widely available by early 2021. The global pandemic short term impacted the strong fundamentals we saw for the tanker market going into 2020. Despite a temporary slowdown, we see that 2020 as a whole will be a very good year for NAT. We believe that these positive fundamentals will continue.

3
Cash dividends are a priority for NAT, and reflect our earnings. In 2020 we have paid $60 million or 41 cents per share in dividends. With this report we announce our 93rd consecutive quarterly dividend. The dividend for 3Q2020 is
4 cents ($0.04) per share, payable on or about December 15, 2020, to shareholders of record December 2, 2020. The accumulated dividend payments for the last four quarters represent an annualized yield of 14% on today’s share price.

4
During the third quarter we took several of our vessels through drydockings and as such our net voyage revenues and net profit were affected. This was an optimal timing. Our Net Income for 3Q 2020 thus came in at - $10.0 million, which gave an Earnings Per Share (EPS) of -$0.07. Our Year-to-date Net Income was positive with $78.7 million which is equivalent to an EPS of $0.53. This was an improvement of about $100 million compared to the same period in 2019, which produced a Net Income of -$23.1 million.

5
Our EBITDA (non-GAAP measure) for 3Q2020 was positive by $15.6 million. This was lower than second quarter, but the EBITDA was an improvement compared to the same quarter last year, which generated an EBITDA of $11.5 million.

6	Our total long term liabilities as per Sept 30, 2020 stood at $313.3 million, a reduction of more than $63 million since year-end 2019. Our Net Debt is $255.4 million or about $11 million per ship.

7
On Sept 23, 2020 we announced two newbuilding contracts placed with Samsung Heavy Industries. The two suezmaxes will be delivered first half 2022. Financing has been secured. This is a part of our strategy to renew and grow our fleet. The quality of the NAT fleet is first rate, reflecting the vetting record of our ships.

8	Detailed financial information for 3Q 2020 and for other periods is included later in this report.

Our Fleet

On Sept 23, 2020 we announced two newbuilding contracts placed with Samsung Heavy Industries for two Suezmax tankers. The vessels will be delivered first half 2022 and the ships are fully financed. This is a part of our strategy to renew and grow our fleet.

Our fleet now consists of 25 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We focus solely on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet. We recently took one of our oldest units through a regular vetting inspection with zero observations.

The operations of our Suezmax fleet have not been materially affected by the Covid-19 pandemic. Main challenges have been related to crew changes and we are following guidance issued by health authorities and international shipping trade associations to safeguard our seafarers. The future macro-economic effects of Covid-19 continue to remain uncertain, but a vaccine appears to be available soon.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

All our vessels are running on IMO compliant fuel.

Results for the third quarter ending Sept 30, 2020

For the 3rd quarter of 2020, the net income was negative $10.0 million or -$0.07 per share, compared to a net result in the previous quarter of $49.2 million or $0.33 per share. Several of our vessels were undertaking scheduled Dry-Dockings during this quarter and thus affecting our total number of income generating days in our fleet.

EBITDA (non-GAAP measure) came in at $15.6 million for the three months ending Sept 30, 2020, against an EBITDA for the previous quarter of $73.8 million. The EBITDA was an improvement compared to same quarter last year, which generated an EBITDA of $11.5 million.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

The current cash position (including restricted cash) of the Company is $70.1 million.

Our Long Term Debt and other non-current liabilities stood at $313.3 million as per Sept 30, 2020. Our total long term liabilities have been reduced with in excess of $63 million over the last 9 months. Our Net Debt is $255.4 million or about $11 million per ship.

Our fleet is financed through two financing arrangements;

1)
The $306 million 5-year senior secured credit facility entered into on February 12, 2019 with CLMG Corp., funded by Beal Bank of Dallas, Texas. The total outstanding (including current portion of the debt), is $228.9 million as per Sept 30, 2020. Including extra down payment after 3Q20 reporting of $ 1.1 million the total outstanding amount is p.t. $226.6 million.

2)
The $129.5 million Ocean Yield Financing was entered into in December 2017 and drawn upon during 2018, to finance three of our vessels. The remaining long term amount under this financing is now $106 million. The total outstanding (including current portion) is $114.1 million.

Current portion of long term debt includes $13.2 million related to the $306 million 5-year senior secured credit facility and $7.6 million is related to the $129.5 million Vessel Financing.

During 3Q 2020 and up to the date of this report, the Company has issued 1,514,794 shares, with gross proceeds of $5.4 million under the $40 million At-the-market Offering (“ATM”). Following this issuance, as per November 16, 2020, the Company has a total of 151,204,511 common shares outstanding. An aggregate of $39.2 million in gross proceeds has been raised under the ATM in total since it was established on March 29, 2019. On October 16, 2020, the Company filed a $60 million ATM facility with the Securities & Exchange Commission. No proceeds have been raised under this new facility.

Dividend

Cash dividends are a priority.

For the third quarter of 2020 a cash dividend of 4 cents ($0.04) per share has been declared. This is the 93rd consecutive quarterly dividend payment.

Payment of the dividend will be on or about December 15, 2020, to shareholders of record on December 2, 2020.

Our dividend will always be a reflection of our cash earnings.

World Economy and the Tanker Market

What is good for the world economy and world trade is positive for the crude oil tanker business.

Our long term positive view on the tanker market remains the same, but the global pandemic has, in our point of view, delayed it by months and not years. A low oil price is good for the world economy and works as a stimulus for recovery. We see encouraging signals of improved Asian economies, boding well for the world economy and the tanker markets going forward.

The ordering activity for new ships is muted and the orderbook in percent of the existing tanker fleet has not been lower in decades. This is one of the main reasons for the improved tanker markets we have seen the last two years and for our long term optimism. The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 531 vessels at the end of September 2020. During the third quarter of 2020, 9 conventional Suezmax vessels were delivered from the shipyards.  For the remainder of 2020 we expect to see a total of 1 addition to the world Suezmax fleet (excl. shuttle, product & Jones Act). We currently see 23 conventional Suezmax tankers scheduled for delivery in 2021 and 20 in 2022.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.

A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.

This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.

Our dividend policy should continue to enable us to achieve a competitive cash yield.

Our fleet of 25 (including newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)		Three Months Ended		Nine Months Ended
	Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
Amounts in USD '000

Net Voyage Revenue	37,287	93,772	32,348	217,237	116,630

Vessel Operating Expenses	(17,501)	(15,716)	(16,184)	(50,199)	(48,100)
General and Administrative Expenses	(4,079)	(4,137)	(3,049)	(12,699)	(10,502)
Depreciation Expenses	(17,440)	(16,268)	(15,985)	(50,792)	(47,513)
Operating Expenses	(39,020)	(36,121)	(35,218)	(113,690)	(106,115)
Net Operating Income (Loss)	(1,733)	57,651	(2,870)	103,547	10,515

Interest Income	0	58	73	94	220
Interest Expense	(8,218)	(8,388)	(9,354)	(24,953)	(29,749)
Other Financial Income (Expenses)	(70)	(153)	(1,589)	8	(4,068)
Total Other Expenses	(8,288)	(8,483)	(10,870)	(24,851)	(33,597)
Net Income (Loss)	(10,021)	49,168	(13,740)	78,696	(23,082)
Basic Earnings (Loss) per Share	(0.07)	0.33	(0.10)	0.53	(0.16)
Basic Weighted Average Number of Common Shares Outstanding	149,797,475	148,969,489	142,309,661	148,680,579	142,084,243
Common Shares Outstanding	150,461,345	149,689,717	142,608,016	150,461,345	142,608,016

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Sep. 30, 2020	Dec. 31, 2019

Cash and Cash Equivalents	62,426	48,847
Restricted Cash *	7,653	12,791
Accounts Receivable, Net	8,368	24,583
Prepaid Expenses	4,646	3,383
Inventory	17,637	22,475
Voyages in Progress	6,474	13,124
Other Current Assets	3,738	4,169
Total current assets	110,942	129,372
Vessels, Net	875,772	899,997
Other Non-Current Assets	2,503	1,534
Total Non-Current Assets	878,275	901,531
Total Assets	989,217	1,030,903

Accounts Payable	4,960	8,405
Accrued Voyage Expenses	5,953	11,524
Other Current Liabilities	12,687	15,562
Current Portion of Long Term Debt	21,888	23,537
Total Current liabilities	45,487	59,028
Long-Term Debt	312,191	375,364
Other Non-Current Liabilities	1,085	1,087
Total Non-current Liabilities	313,276	376,451
Shareholders' Equity	630,454	595,424
Total Liabilities and Shareholders' Equity	989,217	1,030,903

* Restricted cash is related to deposits made for future Drydockings of our vessels.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Nine Months Ended		Twelve Months Ended
	Sep. 30, 2020	Sep. 30, 2019	Dec. 31, 2019
Amounts in USD '000

Net Cash Provided by Operating Activities	125,371	46,119	52,858

Investment in Vessels	(5,278)	(1,000)	(2,531)
Proceeds from Sale of Investment Securities	602	0	212
Net Cash Used in Investing Activities	(4,676)	(1,000)	(2,319)

Proceeds from Issuance of Common Stock	17,646	1,281	17,922
Proceeds from Borrowing Activities	0	300,000	300,000
Repayments on Credit Facility	0	(313,400)	(313,400)
Repayments of Vessel Financing	(5,679)	(5,409)	(7,273)
Repayment of Borrowing Facility	(62,861)	(10,498)	0
Transaction Costs Borrowing Facility	0	(6,921)	0
Repayments of Senior Secured Credit Facility	0	0	(14,324)
Transaction Costs Senior Secured Credit Facility	0	0	(6,921)
Dividends Distributed	(61,186)	(11,362)	(14,255)
Net Cash Used in Financing Activities	(112,080)	(46,309)	(38,251)

Net Increase in Cash, Cash Equivalents and Restricted Cash	8,615	(1,188)	12,288
Effect of exchange rate changes on Cash	(173)	54	23
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	61,638	49,327	49,327
Cash, Cash Equivalents and Restricted Cash at End of Period	70,080	48,193	61,638
Cash and Cash Equivalents	62,427	37,320	48,847
Restricted Cash *	7,653	10,873	12,791
* Restricted cash is related to deposits made for future Drydockings of our vessels, in accordance with the new borrowing facility.

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
Voyage Revenue	56,044	122,588	67,384	310,777	221,828
Voyage Expense	(18,758)	(28,816)	(35,035)	(93,540)	(105,198)
Net Voyage Revenue (1)	37,287	93,772	32,349	217,237	116,630

	Three Months Ended			Twelve Months Ended
	Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019	Dec. 31, 2019
Net Income (Loss)	(10,021)	49,168	(13,740)	(10,352)
Interest Expense	8,218	8,388	9,354	38,390
Interest Income	0	(58)	(73)	(298)
Depreciation Expense	17,440	16,268	15,985	63,965
EBITDA (2)	15,637	73,766	11,526	91,705

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:
Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm